Exhibit 12

ING USA ANNUITY AND LIFE INSURANCE COMPANY COMPUTATION OF EARNINGS TO FIXED CHARGES RATIO

		Nine Months
		Ended
		September 30,
		2007	2006	2005	2004	2003	2002

	Earnings:
1.	Income (loss) before income taxes and
	cumulative effect of changes in
	accounting principles	$271.8	$276.6	$224.1	$173.6	$56.5	$(176.3)

	Fixed Charges:
2.	Interest expense	24.7	30.3	29.6	5.1	8.2	8.5
3.	Interest factor on rental expense	4.1	6.5	8.0	5.0	5.3	5.4
4.	Interest credited to contractowners	764.9	980.8	946.5	903.6	896.7	794.0
5.	Net (undistributed) distributed
	income from equity investees	(10.0)	(1.7)	(1.6)	(1.8)	13.7	-
6.	Total fixed charges (2 + 3 + 4 + 5)	783.7	1,015.9	982.5	911.9	923.9	807.9
7.	Total fixed charges excluding interest
	credited to contractowners (6 - 4)	18.8	35.1	36.0	8.3	27.2	13.9
8.	Earnings and fixed charges (1 + 6)	1,055.5	1,292.5	1,206.6	1,085.5	980.4	631.6
9.	Earnings and fixed charges,
	excluding interest credited
	to contractowners (1 + 7)	290.6	311.7	260.1	181.9	83.7	(162.4)

	Ratios:
10.	Earnings and fixed charges, to total
	fixed charges (8 / 6)	1.3	1.3	1.2	1.2	1.1	0.8
11.	Earnings and fixed charges, excluding
	interest credited to contractowners
	to total fixed charges (9 / 7)	15.5	8.9	7.2	21.9	3.1	NM
12.	Deficiency of earnings to fixed
	charges (6 - 8)*	$-	$-	$-	$-	$-	$176.3

*Represents additional earnings that would be necessary to result in a one to one ratio of earnings to fixed charges.

NM - Not meaningful.